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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 15, 2001

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F /x/         Form 40-F / /

    (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes / /         No /x/

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

    Enclosure: News Release dated November 15, 2001

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

By:	/s/ F.H.J. KOFFRIE Member Executive Board
By:	/s/ J.P.E. BARBAS Company Secretary

Date:  November 15, 2001

Burhman NV Hoogoorddreef 62 1101 BE Amsterdam ZO P.O. Box 23456 1100 DZ Amsterdam ZO The Netherlands
PRESS RELEASE		Telephone +31 (0)20 651 11 11
Date Number	15 November 2001 029	Telefax +31 0(20) 651 10 00 E-mail corpcomm@buhrmann.com
3rd QUARTER 2001 NET PROFIT* BUHRMANN EUR 22 MLN		Website www.buhrmann.com

Key figures third quarter 2001

in millions of euro	3rd quarter		January-September
Net sales	2,580	+10%	7,698	+10%
EBITDA**	113	-26%	370	-19%
Net profit*	22	-64%	98	-44%
Net extraordinary result	—		(30)
in euro
Net profit* per ordinary share (fully diluted), before amortisation of goodwill	0.13	-72%	0.61	-56%

*
Net profit on operations before amortisation of goodwill and excluding extraordinary charges

**
Earnings Before Interest, Tax, Depreciation and Amortisation (of goodwill)

Outlook

    Economic circumstances have further deteriorated in the third quarter of this year and uncertainty about the prospective economic developments has increased. In response to the changing economic circumstances we took immediate actions earlier this year to adjust our cost base. The previously announced expense saving measures have now been effected almost entirely. Based on the results this year through October, earnings remain in line with our full year forecast for 2001. It should be taken into account that November and December have traditionally been the months with the strongest earnings performance.

    Barring a worsening of economic circumstances, net profit per ordinary share (fully diluted before amortisation of goodwill) is expected to be approximately EUR 1.00.

    We are rapidly integrating the acquired US Office Products activities and office supplies division of Samas, which have strengthened our market positions and which are expected to yield substantial synergies in the years to come.

    A higher result is anticipated in 2002 compared to 2001 supported by the combined effect of the structural cost savings and synergy effects from past acquisitions, which are expected to total approximately EUR 100 million at EBITA level.

Summary third quarter 2001 developments

  •
  Net sales increased by 10% to EUR 2,580 million in the third quarter. The increase relates primarily to the acquisitions of the US Office Products and the Samas office supplies divisions.

  •
  Organic sales revenues in the third quarter were level with the same period of last year. In the Office Products North America Division strong organic growth in software sales was offset by a sales decline in office supplies. This includes an estimated loss of sales for this division in the order of EUR 28 million as a direct consequence of the September 11 events. The negative effect on third quarter EBITDA amounts to about EUR 6 million. Lower advertising spending, causing a sales decline in the Paper Merchanting Division, also had a notable effect.

  •
  Earnings before interest, tax, depreciation and amortisation (EBITDA) reached a level of EUR 113 million, resulting from lower than anticipated sales and a decrease in gross margins. The adverse shift in sales mixes continued in the Office Products and Paper Merchanting Divisions and many customers of our Graphic Systems Division postponed investments in capital goods. The effects of these developments were partly offset by immediate expense reduction measures.

  •
  Cash flow from operations continued to develop favourably in the third quarter increasing to a positive EUR 86 million (third quarter 2000 negative EUR 106 million).

  •
  Strategic initiatives involving the introduction of new e-business applications and e-procurement solutions are nearing the implementation phase. These investments are expected to leverage sales growth and yield cost efficiencies in all divisions, thus contributing to future earnings improvement.

  •
  Buhrmann ADRs have been listed on the New York Stock Exchange since September 20 (NYSE symbol: BUH).

CEO's statement

    Commenting on the third quarter developments, Buhrmann CEO Frans Koffrie said: "Under the exceptional circumstances that marked the third quarter, extraordinary efforts have been made in servicing the needs of our customers. In addition we have realised significant expense reductions and integration efforts are progressing ahead of schedule. And as we continue to execute strategic initiatives which enhance our leading market positions, we remain well-positioned for the future."

THIRD QUARTER REVIEW

eCOMMERCE

    Internet sales in the third quarter reached an annual run rate of more than EUR 1 billion, or about 10.5% of the group's net sales. The development and implementation of the next generation eCommerce systems is progressing steadily. The Office Products North America Division is entering the test implementation phase and is on schedule to introduce its next generation eCommerce system in 2002. The development of the eCommerce platform within the Paper Merchanting Division and the

Graphic Systems Division is also nearing its completion, with the first customers already being brought on-line in an implementation pilot project.

Internet Sales

CASH FLOW AND FINANCING

    Cash flow from operating activities in the third quarter was a positive EUR 86 million, as compared to a negative EUR 106 million in the corresponding period of last year. The cash inflow amounted to EUR 177 million in the first nine months of 2001, versus a negative EUR 43 million in the first nine months of 2000. The improvement was mainly due to further progress in working capital management. The debt/equity ratio has further strengthened since the second quarter of this year and significantly improved compared with the end of last year. The interest cover (EBITDA/cash interest charge) of 2.5 decreased from 2.6 as per the end of June. We expect this ratio to be higher for the full year.

RESULTS BY DIVISION

Office Products North America

	3rd quarter		January-September
in millions of euro
	2001	2000	2001	2000
Net sales	1,334	1,147	3,883	3,443
Added value	359	339	1,037	989
EBITA	54	82	182	235
Capital employed (average)	954	865	950	787

    Compared with the same period of last year net sales in the Office Products North America Division increased 16% to EUR 1,334 million. Overall organic sales were level with the third quarter of last year. A major increase in software sales in our Specialty business was offset by a 7% decline in sales of office supplies. The USOP acquisition contributed to the increase in overall sales, which was partly offset by the consequences of the September 11 events.

    The reductions in the numbers of white-collar workers gained pace. In addition, large-account customers have reduced spending on office supplies per white-collar worker. Many businesses have cut their budgets for discretionary spending (for instance on promotional items) and are postponing new capital investments. The decrease in office supplies sales was compensated by a vast increase in software sales. However, as margins on these products are generally lower, overall profitability declined.

    In addition to taking cost reduction actions as soon as the economy appeared to be weakening, the Office Products North America Division has continued to enhance its efficiency and service offering through the rapid integration of the acquired USOP North American office products operations.

    The development of a next generation eCommerce tool is now being completed. The new system, called "E-way", is scheduled to go into operation early next year. Nation-wide introduction will follow during 2002.

    The Canadian operations have completed the installation of an integrated operating system to improve operational efficiencies. The system supports purchasing, sales, accounts payables, accounts receivables, customer service, distribution and logistics activities.

    The introduction of new pick-to-voice technology began in two distribution centres to enhance our current pick-to-light systems and overall distribution facility efficiencies.

    Focused sales growth activities, are expected to further strengthen the Office Products North America Division's core competencies, positioning it well going into 2002 and as the economy strengthens.

Office Products Europe / Australia

	3rd quarter		January-September
in millions of euro
	2001	2000	2001	2000
Net sales	387	328	1,093	974
Added value	103	89	292	263
EBITA	13	9	32	26
Capital employed (average)	245	234	233	226

    Combined third quarter sales in the Office Products Europe and Australia divisions rose 18% to EUR 387 million. This includes the positive effect of the acquisition of the Samas office products activities. The organic sales growth was 6%, despite lower sales in the copier and furniture segments of the business. EBITA increased 44% to EUR 13 million.

    In order to improve profitability in Europe, marketing and sales efforts concentrate on expanding business relationships predominantly in the segment of medium-sized accounts. Our e-business applications enable us to service customers in this segment very efficiently, while offering them opportunities to reduce their internal costs related to supply management, procurement and administration. The integration of acquired businesses and streamlining of operations are being undertaken to reduce costs and increase operational efficiencies.

    The Australian operations continued to perform extremely well. As a result of the marketing alliance for Asia with Saggio and its sister company AsiaEC.com, Buhrmann can now service customers on four continents.

    Notwithstanding the sale of a part of our office products activities in the Netherlands, Buhrmann remains the local market leader with the Samas office products division acquired earlier this year. As of the beginning of 2002 these operations will be rebranded Corporate Express, the international trade name of Buhrmann's office products operations.

Paper Merchanting

	3rd quarter		January-September
in millions of euro
	2001	2000	2001	2000
Net sales	743	748	2,343	2,189
Added value	112	117	356	349
EBITA	17	28	65	91
Capital employed (average)	683	616	692	605

    Sales volumes in the Paper Merchanting Division were affected by the economic slowdown, resulting in a 5% organic sales decline in the third quarter. Net sales in the third quarter totalled EUR 743 million. EBITA totalled EUR 17 million, reflecting lower volumes and a decline in gross margin as a result of the previously signalled adverse shift in the sales mix. The lower demand for ex-stock deliveries is caused by shorter ex-mill delivery times, attractive indent prices and weaker demand for coated papers (closely related to an overall decrease in advertising activity).

    Buhrmann's Paper Merchanting Division increased its overall market share. Restructuring actions aimed at improving efficiency are in progress. Investments in both back-office IT projects and front-end e-business applications support the development and implementation of on-line ordering possibilities, linked directly with the administrative systems of customers in the graphic industry. As a growing proportion of sales will be realised through these systems, the competitive market position of the Paper Merchanting Division will continue to improve.

Graphic Systems

	3rd quarter		January-September
in millions of euro
	2001	2000	2001	2000
Net sales	116	114	379	368
Added value	27	30	91	94
EBITA	4	7	18	27
Capital employed (average)	114	104	108	91

    Organic sales growth in the Graphic Systems Division was 1% in the third quarter. Total net sales increased to EUR 116 million in the third quarter. Our new equipment sales were adversely impacted by an oversupply in the used machine market and a tightening of funding possibilities for printers through financing companies has also affected overall sales. As a consequence of the economic circumstances and reluctance to invest in capital goods, order intake was lower than originally anticipated. The revenues from service, supplies and spare parts further increased, now covering 51% of the Division's fixed costs. An internet-based ordering system is being developed in close co-operation with the Paper Merchanting Division.

Note to editors

For more information, please contact: Buhrmann Corporate Communications, Ewold de Bruijne Tel. +31 20 651 10 34 or by e-mail: ewold.de.bruijne@buhrmann.com	Analysts can contact: Buhrmann Investor Relations, Marina Millington-Ward Tel. +31 20 651 10 42 or by e-mail: marina.millington@buhrmann.com

Profile of Buhrmann

    As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

    With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is also the European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 11.0 billion with approximately 28,000 employees in 30 countries.

Disclaimer

    Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, including Samas and the office products activities of US Office Products Company, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F and the Company's Registration Statement on Form F-4 filed with the Securities and Exchange Commission on June 27, 2001 and April 3, 2000, respectively. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

	3rd quarter		January-September
	2001	2000	2001	2000
CONSOLIDATED PROFIT AND LOSS ACCOUNT in millions of euros
Net sales	2,580	2,337	7,698	6,974
Cost of sales	(1,979)	(1,762)	(5,922)	(5,279)

Added value	601	575	1,776	1,695
Operating costs	(488)	(422)	(1,406)	(1,241)

EBITDA	113	153	370	454
Depreciation	(30)	(28)	(87)	(81)

EBITA	83	125	283	373
Amortization of goodwill	(17)	(14)	(50)	(40)

Operating result (EBIT)	66	111	233	333
Net financing costs	(54)	(53)	(160)	(162)
Result on ordinary operations before tax	12	58	73	171
Taxes	(3)	(10)	(15)	(31)
Other financial results	(1)	1	(3)	2
Minority interests	(3)	(2)	(7)	(6)

Net result on ordinary operations	5	47	48	136
Extraordinary result net	0	0	(30)	20

Net result	5	47	18	156

Net result on ordinary operations before amortization of goodwill	22	61	98	176

Ratios
Added value as a % of net sales	23.3%	24.6%	23.1%	24.3%
EBITDA as a % of net sales	4.4%	6.5%	4.8%	6.5%
EBITA as a % of net sales	3.2%	5.3%	3.7%	5.3%
EBIT as a % of net sales	2.6%	4.7%	3.0%	4.8%

	3rd quarter		January-September
	2001	2000	2001	2000
NET RESULT PER SHARE BASIC in millions of euros
Net result from ordinary operations	5	47	48	136
Dividend preference shares	(9)	(9)	(26)	(25)

Net result on ordinary operations for ordinary shares	(4)	38	22	111
Average number of ordinary shares (x 1,000)	131,342	101,974	121,232	97,716
Per ordinary share in euros
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.11	0.52	0.60	1.55
Net result from ordinary operations available to holders of ordinary shares after amortisation of goodwill	(0.03)	0.38	0.18	1.14

	3rd quarter		January-September
	2001	2000	2001	2000
NET RESULT PER SHARE FULLY DILUTED in millions of euros
Net result from ordinary operations	5	47	48	136
Dividend preference shares	(4)	(4)	(11)	(11)

Net result on ordinary operations for ordinary shares	1	43	37	125
Average number of ordinary shares (x 1,000)	152,863	122,652	142,753	118,393
Per ordinary share in euros
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.13	0.47	0.61	1.39
Net result from ordinary operations available to holders of ordinary shares after amortisation of goodwill	0.01	0.35	0.26	1.06

	3rd quarter		January-September
	2001	2000	2001	2000
CONSOLIDATED CASH FLOW STATEMENT in millions of euros
Operating result on a cash basis	126	144	381	438
(Increase) / decrease in inventories	19	(25)	54	(71)
(Increase) / decrease in trade receivables	89	(28)	158	(112)
Increase / (decrease) in trade creditors	(76)	(27)	(199)	8
(Increase) / decrease in other receivables and liabilities	28	(103)	2	(115)

(Increase) / decrease in working capital	60	(183)	15	(290)
Financial payments	(63)	(62)	(177)	(183)
Other operational payments	(37)	(5)	(42)	(8)

Cash flow from operational activities	86	(106)	177	(43)
Investments in tangible fixed assets	(42)	(25)	(106)	(59)
Acquisitions, integration and divestments	(70)	(30)	(584)	(104)

Available cash flow	(26)	(161)	(513)	(206)
Cash flow from financing activities	(9)	172	583	200

Net cash flow	(35)	11	70	(6)

	30 June		30 September
					31 December 2000
	2001	2000	2001	2000
CONSOLIDATED BALANCE SHEET in millions of euros
Fixed assets	4,165	3,014	3,901	3,198	3,310
Current assets	3,274	2,655	2,997	2,930	3,051
Cash	50	45	30	39	57

Total assets	7,489	5,714	6,928	6,167	6,418
Group equity
Shareholders' equity	2,641	1,795	2,539	1,941	1,855
Other group equity	34	30	31	33	32

	2,675	1,825	2,570	1,974	1,887
Provisions	506	338	420	320	382
Long-term loans	2,308	1,913	2,153	2,182	2,070
Current liabilities, interest bearing	26	87	37	102	195
Current liabilities, not interest bearing	1,974	1,551	1,748	1,589	1,884

Total liabilities	7,489	5,714	6,928	6,167	6,418
Interest-bearing net-debt	2,285	1,995	2,160	2,245	2,208

	30 September
			31 December 2000
	2001	2000
FINANCIAL RATIOS
Interest cover (EBITDA / Cash interest)	2.5	3.0	3.2
Group equity in % of total assets	37.1%	32.0%	29.4%
Interest-bearing debt in % of group equity	84.0%	113.7%	117.0%
Basic number of ordinary shares outstanding (x 1,000)	131,342	102,011	102,014
Basic shareholders' equity per share (in euros)	15.06	13.80	12.85
Fully diluted number of ordinary shares outstanding (x 1,000)	152,863	123,983
Fully diluted shareholders' equity per share (in euros)	15.42	14.19

EQUITY RECONCILIATION
Shareholders' equity as per 31 December 2000	1,855
Net result third quarter 2001 year to date	18
Net proceeds issue ordinary shares	666
Stock dividend	15
Translation differences	(15)

Shareholders' equity as per 30 September 2001	2,539

	3rd quarter		January-September
	2001	2000	2001	2000
AVERAGE CAPITAL EMPLOYED in millions of euros
Office Products North America	954	865	950	787
Office Products Europe/Australia	245	234	233	226
Paper Merchanting	683	616	692	605
Graphic Systems	114	104	108	91
Other activities and holdings	(73)	9	(100)	(62)

Buhrmann, excluding goodwill	1,923	1,828	1,883	1,647
Goodwill	2,695	2,081	2,519	2,003

Buhrmann, including goodwill	4,618	3,909	4,402	3,650

	3rd quarter		January-September
	2001	2000	2001	2000
ROCE (IN %)
Office Products North America	22.6%	37.9%	25.5%	39.8%
Office Products Europe/Australia	21.2%	15.4%	18.3%	15.3%
Paper Merchanting	10.0%	18.2%	12.5%	20.1%
Graphic Systems	14.0%	26.9%	22.2%	39.6%
Buhrmann, excluding goodwill	17.3%	27.4%	20.0%	30.2%
Buhrmann, including goodwill	5.7%	11.4%	7.1%	12.2%
	per 30 June		per 30 September
					per 31 December 2000
	2001	2000	2001	2000
NUMBER OF EMPLOYEES
Office Products North America	15,377	13,394	14,829	13,196	13,262
Office Products Europe/Australia	6,441	6,086	6,416	6,131	6,100
Paper Merchanting	5,611	5,233	5,547	5,341	5,666
Graphic Systems	1,220	1,152	1,189	1,154	1,198
Holdings	69	61	72	63	70

Buhrmann	28,718	25,926	28,053	25,885	26,296

	3rd quarter		January-September
	2001	2000	2001	2000
FIGURES PER DIVISION NET SALES in millions of euros
Office Products North America	1,334	1,147	3,883	3,443
Office Products Europe/Australia	387	328	1,093	974
Paper Merchanting	743	748	2,343	2,189
Graphic Systems	116	114	379	368

Buhrmann Total	2,580	2,337	7,698	6,974

	3rd quarter		January-September
	2001	2000	2001	2000
ADDED VALUE in millions of euros
Office Products North America	359	339	1,037	989
Office Products Europe/Australia	103	89	292	263
Paper Merchanting	112	117	356	349
Graphic Systems	27	30	91	94

Buhrmann Total	601	575	1,776	1,695

	3rd quarter		January-September
	2001	2000	2001	2000
ADDED VALUE as a % of NET SALES
Office Products North America	26.9%	29.6%	26.7%	28.7%
Office Products Europe/Australia	26.6%	27.1%	26.7%	27.0%
Paper Merchanting	15.1%	15.6%	15.2%	15.9%
Graphic Systems	23.3%	26.3%	24.0%	25.5%
Buhrmann Total	23.3%	24.6%	23.1%	24.3%

	3rd quarter		January-September
	2001	2000	2001	2000
OPERATING RESULT (EBITA/EBIT) in millions of euros
Office Products North America	54	82	182	235
Office Products Europe/Australia	13	9	32	26
Paper Merchanting	17	28	65	91
Graphic Systems	4	7	18	27
Holdings	(5)	(1)	(14)	(6)

EBITA	83	125	283	373
Goodwill	(17)	(14)	(50)	(40)

EBIT	66	111	233	333

	3rd quarter		January-September
	2001	2000	2001	2000
ROS—% (EBITA / EBIT as a % of net sales)
Office Products North America	4.0%	7.1%	4.7%	6.8%
Office Products Europe/Australia	3.4%	2.7%	2.9%	2.7%
Paper Merchanting	2.3%	3.7%	2.8%	4.2%
Graphic Systems	3.4%	6.1%	4.7%	7.3%
Holdings *)	(0.2)%	(0.0)%	(0.2)%	(0.1)%

Buhrmann before amortisation of goodwill (EBITA)	3.2%	5.3%	3.7%	5.3%
Buhrmann after amortisation of goodwill (EBIT)	2.6%	4.7%	3.0%	4.8%

*) Holding EBITA as a % of total net sales
	3rd quarter		January-September
	2001	2000	2001	2000
ORGANIC GROWTH OF SALES
Office Products North America	0%	1%	1%	4%
Office Products Europe/Australia	6%	6%	6%	5%
Paper Merchanting	-5%	16%	2%	17%
Graphic Systems	1%	0%	3%	0%
Buhrmann Total	0%	6%	2%	8%

Additional note

    Buhrmann nv's accounting policies did not change compared with the principles applied in the company's financial statements for 2000. The figures included in this report were not audited by the external accountant.

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